Nationstar Mortgage Holdings Inc.
350 Highland Drive
Lewisville, Texas 75067
March 1, 2012
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553
Attn: Michael Clampitt

Re:	Nationstar Mortgage Holdings Inc. Registration Statement on Form S-1 (File No. 333-174246)
Dear Mr. Clampitt:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nationstar Mortgage Holdings Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will be declared effective by 2:00 p.m., Eastern Time, on March 5, 2012 (the “Effective Date”), or as soon as possible thereafter.
          We ask, however, that the Registration Statement not be declared effective until you speak to our counsel on the Effective Date.
          The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Clampitt
Securities and Exchange Commission
p. 2
          Please contact Duane McLaughlin of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company, at (212) 225-2106, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Nationstar Mortgage Holdings Inc.

By:	/s/ Anthony W. Villani
Name: Anthony W. Villani
Title: Executive Vice President and
General Counsel

cc:	Ernst & Young

Duane McLaughlin Cleary Gottlieb Steen & Hamilton LLP